NITCHES, inc
10280 CAMINO SANTA FE, SAN DIEGO, CA  92121

July 10, 2006

Sarah Goldberg
U. S. Securities and Exchange Commission
Division Of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Nitches, Inc.
       File No. 0-13851

Dear Sarah,

In connection with  responding to the comments regarding the filings of Nitches, I acknowledge that :

1.	Nitches is responsible for the adequacy and accuracy of the disclosures in the filings;
2.	SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking action with respect to the filings; and
3.	Nitches may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment  1

We will amend our Form 10-K/A and Form 10-Q/A filed May 16, 2006 to include all items required by Form 10-K and Form 10-Q, including the updated liquidity discussion.

Comment  2

All restated financial statements will be labeled “Restated”.

Comment  3

Both amended filings will include both the Section 302 and 906 certifications.

Comment  4

As noted under Comment 6 in my response letter dated March 7, 2006, I have concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  This disclosure will be included in the amended filing and all future filings.

Comment  5

An amended 8-K/A incorporating our previous responses will be filed.

Comment  6

In the future when any non-GAAP measures are presented, we will include all disclosures required by Regulation G.  Please see attached the presentation of the Form 8-K filed April 19, 2006, revised to include such disclosures.

Sincerely,

s/ Steven P. Wyandt

Steven P. Wyandt
CEO & CFO

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 19, 2006 (April 19, 2006)

NITCHES, INC.
(Exact name of registrant as specified in its charter)

California	0-13851	95-2848021

(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10280 Camino Santa Fe, San Diego, California 92121
(Address of principal executive offices)

Registrant’s telephone number: (858) 625-2633

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 425 under the Securities Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of  Operations and Financial Condition.

On April 19, 2006, the Registrant issued a press release announcing second quarter results for fiscal 2006.  A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference.

Regulation G Disclosure

The attached press release includes the presentation of pretax income, net income and earnings per share before one-time charges, all of which are non-GAAP measures.  The one-time charges consisted of writing up the value of acquired inventory from purchase cost to the market value of that inventory.  Due to the acquisition-related, non-cash nature of these adjustments, management also presented the results of operations as if the company acquired this inventory in the ordinary course of business so that investors would:

1)	Be able to measure the impact of the one-time charges required under GAAP
2)	Gain a clearer understanding of the impact of the regular operations of the business acquired
3)	Have equivalent metrics for comparison to performance in future periods

A reconciliation of GAAP to non-GAAP measures as required by Regulation G is included in the press release.

Item 9.01  Financial Statements and Exhibits.

99.1          Press Release of the Registrant dated April 19, 2006.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned there unto duly authorized.

NITCHES, INC.

Registrant

April 19, 2006	By:	/s/ Steven P. Wyandt

Steven P. Wyandt
As Principal Financial Officer
and on behalf of the Registrant

Exhibit Index

Exhibit No.	Description

99.1	Press Release of the Registrant dated April 19, 2006.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Nitches, Inc. announces second quarter fiscal 2006 results:

•	Earnings per share of $.01 versus year ago $.15 loss
•	Net sales increase 89% from prior year to $12.3 million
•	Order backlog for fiscal 2006 remains strong at $26.0 million

          SAN DIEGO, California, April 19, 2006 – Nitches, Inc. (NASDAQ-NICH) announced today its results for the three and six month periods ended February 28, 2006.  The Company earned consolidated net income of $45,000 for the second quarter of fiscal 2006, reversing a $524,000 loss in the year earlier period.  Second quarter earnings per split-adjusted share were $.01 versus a loss of $.15 for the second quarter of fiscal 2005.  Earnings per share for the current quarter reflect the effect of a 200% stock dividend issued on January 20, 2006 which had the effect of a 3 for 1 stock split.

          Earnings during the period were negatively impacted due to one time, non-cash adjustments related to the acquisition of Designer Intimates on October 24, 2005.   For the second quarter, consolidated pretax income before the effect of these one time charges would have been $327,000 and net income would have been $196,000 or $.05 per split-adjusted share.

          For the six months ended February 28, 2006 the Company earned $.15 per weighted average share as compared to a $.15 loss in the year earlier period.    Consolidated pretax income before the effect of one time acquisition charges was $1.9 million and net income was $1.1 million or $.29 per weighted average share.  Per share amounts for the current six month period reflect the effect of 180,000 shares issued in conjunction with the acquisition of Designer Intimates.

          Consolidated net sales for the second quarter of fiscal 2006 increased 89% to $12.3 million versus $6.5 million for the second quarter of 2005 due to net sales contributed by the Company’s newly acquired Designer Intimates business.  Consolidated net sales for the first half of fiscal 2006 increased 110% to $27.0 million from $12.9 million for the first half of fiscal 2005.  Designer Intimates contributed $12.3 million of the $14.1 million increase.

	Three Months Ended February 28,		Six Months Ended February 28,

	2006	2005	2006	2005

Net sales	$12,314,000	$6,521,000	$27,029,000	$12,858,000
Net income (loss)	45,000	(524,000)	565,000	(536,000)
Earnings per share	$0.01	$(0.15)	$0.15	$(0.15)
Weighted average shares outstanding	4,053,507	3,513,507	3,895,385	3,513,507

10280 Camino Santa Fe   •    San Diego, California 92121   •    www.nitches.com     •    Fax: 858.625.0746

          For the second half of the fiscal year ending August 31, 2006 the Company has shipped and on-hand orders totaling $26.0 million.  At this time last year the Company had comparable orders of $12.7 million.  Additionally, to date the Company has received orders for shipment in the first quarter of fiscal 2007 of $15.0 million.  At this time last year the Company had comparable orders on hand for the first quarter of fiscal 2006 of $1.5 million.  The increase is due to additional orders reported as a result of the acquisition of Designer Intimates, as well as both an increase in orders and earlier order placement for the company’s menswear, sleepwear, and private label product lines.  The amount of unfilled orders at any given time is affected by a number of factors, including the timing of the receipt and processing of customer orders and the scheduling of the manufacture and shipping of the product, which may be dependent on customer requirements.

          Backlog amounts include both confirmed orders and unconfirmed orders that the Company believes, based on industry practice and past experience, will be confirmed.  While cancellations, rejections and returns have generally not been material in the past, there can be no assurance that such action by customers will not reduce the amount of sales realized from the backlog of orders at a given point in time.

          On October 24, 2005, Nitches acquired the remaining seventy-two percent (72%) of Designer Intimates, Inc. which it did not own, resulting in the Company owning one hundred percent (100%) of Designer Intimates.  The primary reason for the acquisition was to acquire the trademarks and brand licenses held by Designer Intimates to complement the Company’s broad production base and provide a platform for future revenue growth. Nitches currently distributes men’s casual lifestyle clothing by Newport Blue®, Dockers® men’s swimwear and t-shirts, golf apparel by The Skins Game, women’s sleepwear and loungewear by Body Drama® and women’s western wear by Adobe Rose®, Saguaro® and Southwest Canyon®.  With the recent acquisition of Designer Intimates, the Company markets sleepwear, robes, loungewear, and daywear under the following brands: Argentovivo®, Derek Rose®, Princesse tam tam®, Crabtree & Evelyn®, The Anne Lewin® Collection, The Bill Blass® Lifestyle Collection, The Dockers® Collection, The Claire Murray® Collection and The Vassarette® Collection.  Products are sold to better department stores, specialty boutiques, moderate department stores, and national and regional discount department stores and chains.  The Company also develops and manufactures private label products for many leading retailers and catalogs.

          Nitches, Inc. has been designing and marketing quality apparel for niche markets since 1971.  The Company is headquartered in San Diego, California with offices in Los Angeles, New York City, Hong Kong and Istanbul.  The Company’s shares are traded on the NASDAQ Capital Market under the symbol NICH.  Visit our web site at http://www.nitches.com.

          This press release includes the presentation of pretax income, net income and earnings per share before one-time charges, all of which are non-GAAP measures.  The one-time charges consisted of writing up the value of acquired inventory from purchase cost to the market value of that inventory.  Due to the acquisition-related, non-cash nature of these adjustments, management also presented the results of operations as if the company acquired this inventory in the ordinary course of business so that investors would:

1)	Be able to measure the impact of the one-time charges required under GAAP

2)	Gain a clearer understanding of the financial effect of the regular operations of the business acquired
3)	Have equivalent metrics for comparison to performance in future periods

The reconciliation of GAAP to non-GAAP measures as required by Regulation G is presented below:

	As Reported Per GAAP	Non-GAAP Adjustment	Non-GAAP Measure As Reported

For Three Months Ended February 28, 2006:
Pretax income	$176,000	$151,000	$327,000
Net income (loss)	45,000	151,000	196,000
Earnings per share	0.01	0.04	0.05
For Six Months Ended February 28, 2006:
Pretax income	$1,372,000	$567,000	$1,939,000
Net income (loss)	565,000	567,000	1,132,000
Earnings per share	0.15	0.14	0.29

          Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results.  Those risks include a softening of retailer or consumer acceptance of the Company’s products, pricing pressures and other competitive factors, or the unanticipated loss of a major customer.  The Company’s results may also differ materially from period to period due to the seasonal nature of the Company’s product lines.  Such seasonal differences may be further impacted by the Company’s acquisition of Designer Intimates.  These and other risks are more fully described in the Company’s filings with the Securities and Exchange Commission.

Contact:  Steve Wyandt
               Web:     http:// www.nitches.com
               E-mail:  ir@nitches.com
               Phone:  (858) 625-2633  (Option # 1: Corporate)

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